

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

<u>Via U.S. Mail</u>
William Solko
Chief Executive Officer
Northeast Automotive Holdings, Inc.
2174 Hewlett Avenue, Suite 206
Merrick, New York 11566

      Re: Northeast Automotive Holdings, Inc.
               Item 4.01 Form 8-K
               Filed October 24, 2013
               File No. 000-51997

Dear Mr. Solko:

We issued comments on the above captioned filings on October 28, 2013. On January 13, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

If you have any questions, please call me at (202) 551-3624.

                          Sincerely,

                          /s/ Heather Clark

                          Heather Clark
                          Staff Accountant